SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended September 4, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

Élan **Corporate Bulletin**

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-322-4766

ELAN ANNOUNCES APPROVAL OF NEW VERSIONS OF SKELAXIN™ AND TIZANIDINE

DUBLIN, IRELAND, September 4, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that the U.S. Food and Drug Administration has approved a supplemental new drug application (sNDA) for an 800 mg strength Skelaxin™ (metaxalone) tablet and a new drug application (NDA) for 2 mg, 4 mg and 6 mg tizanidine hydrochloride in capsule presentations. The capsule presentation represents a new formulation of Elan's currently marketed Zanaflex™ (tizanidine hydrochloride) tablets.

Skelaxin is indicated as an adjunct to rest, physical therapy, and other measures for the relief of discomforts associated with acute, painful musculoskeletal conditions. Tizanidine is indicated for the management of spasticity.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that these new products, Skelaxin and tizanidine, will be successfully manufactured, launched or marketed. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: September 5, 2002